Exhibit 99.1

FNV		www.franco-nevada.com

Press Release

Franco-Nevada Announces Election of Directors

TORONTO, May 8, 2014 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) announced that the nominees listed in the management proxy circular for the 2014 Annual and Special Meeting of Shareholders were elected as directors of the Corporation.  Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in Toronto are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Pierre Lassonde	110,257,827	98.06%	2,183,604	1.94%
David Harquail	110,852,872	98.59%	1,588,560	1.41%
Tom Albanese	109,436,003	97.33%	3,005,428	2.67%
Derek Evans	111,458,934	99.13%	982,498	0.87%
Graham Farquharson	110,823,963	98.56%	1,617,468	1.44%
Louis Gignac	111,037,932	98.75%	1,403,500	1.25%
Randall Oliphant	96,377,051	85.71%	16,064,380	14.29%
The Hon. David Peterson	106,462,106	94.68%	5,979,325	5.32%

Corporate Summary

Franco-Nevada is a gold-focused royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest development projects in the world.  Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com